Exhibit 4.37

FIFTH AMENDMENT TO THE

DYNEGY MIDWEST GENERATION, INC, 401(k) SAVINGS PLAN

FOR EMPLOYEES COVERED UNDER

A COLLECTIVE BARGAINING AGREEMENT

WHEREAS, Dynegy Inc. (the “Company”), has established and maintains the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the “Plan”) for the benefit of eligible employees of certain participating companies; and

WHEREAS, the Company desires to amend the Plan;

NOW, THEREFORE, BE IT RESOLVED that the Plan shall be, and hereby is amended as follows, effective as provided below:

I.

Effective as of January 1, 2004, Section 1.1(1) of the Plan is amended in its entirety to provide as follows:

“(1) Account(s): A Participant’s Before-Tax Account, Employer Contribution Account, After-Tax Account, Rollover Contribution Account, TRASOP Transfer Account, and/or Catch-Up Contribution Account, including the amounts credited thereto.”

II.

Effective as of January 1, 2004, a new Section 1.1(7A) is added to the Plan to provide as follows:

“(7A) Catch-Up Contribution Account: An individual account for each Participant which is credited with catch-up contributions made in accordance with Section 3.10 of the Plan Such Account shall also be adjusted to reflect changes in value as provided in Section 4.3.”

III.

Effective as of June 1, 2005, Section 1.1(45) is amended in its entirety to provide as follows:

“(45) Total and Permanent Disability: A Participant shall be considered totally and permanently disabled if (i) the Participant has been determined to be disabled by the Social Security Administration, and (ii) the Participant is receiving payment of social security benefits.”

IV.

Effective as of June 1, 2005, Sections 3.1(b), 3.1(c), 3.2(c), and 3.2(d) of the Plan are amended by replacing each and every reference to the phrase “effective as of the first day of any payroll period” or “effective as of the first day of any subsequent payroll period,” as applicable, with “effective as of the next available pay date.”

V.

Effective as of January 1, 2002, Article III of the Plan is amended by deleting Section 3.6 in its entirety.

VI.

Effective as of April 1, 2005, Section 3.9(c) of the Plan is amended by adding the following to the end thereof:

“Notwithstanding the foregoing, if a Participant’s interest under a qualified plan described in Section 401(a) of the Code is distributed in connection with an acquisition of stock or assets by an Employer or a Controlled Entity, the Participant’s entire outstanding loan under such plan may be contributed as a Rollover Contribution to this Plan, in accordance with this Section 3.9, provided that the transferor plan provides the Committee with a current favorable IRS determination letter issued to such transferor plan and trust or such other evidence that the Committee in its discretion deems satisfactory to establish that the proposed Rollover Contribution is in fact eligible for rollover to the Plan and is made pursuant to and in accordance with applicable provisions of the Code and Treasury regulations. The Committee shall determine, in its discretion, whether or not a distribution is made in connection with an acquisition of stock or assets by an Employer or a Controlled Entity.”

VII.

Effective as of January 1, 2004, Section 4.1(a) of the Plan is amended in its entirety to provide as follows:

“(a) Before-Tax Contributions made by the Employer on a Participant’s behalf shall be allocated to such Participant’s Before-Tax Account. Further, catch-up contributions pursuant to Section 3.10 made by the Employer on a Participant’s behalf shall be allocated to such Participant’s Catch-Up Contribution Account.”

VIII.

Effective as of June 1, 2005, Article VII of the Plan is amended in its entirety to provide as follows:

“VII. TERMINATION AND DISABILITY BENEFITS

7.1 No Benefits Unless Herein Set Forth. Except as set forth in this Article, a Participant whose employment is terminated for any reason other than death or who incurs a Total and Permanent Disability shall acquire no right to any benefit from the Plan or the Trust Fund.

7.2 Termination Benefit. Each Participant whose employment is terminated for any reason other than death shall be entitled to a termination benefit, payable at the time and in the form provided in Article IX, equal in value to the sum of the amounts in his Accounts on his Benefit Commencement Date.

7.3 Disability Benefit. Each Participant who incurs a Total and Permanent Disability shall be entitled to a disability benefit, payable at the time and in the form provided in Article IX, equal in value to the sum of the amounts in his Accounts on his Benefit Commencement Date.

7.4 Vesting of Accounts. A Participant shall have a 100% vested and nonforfeitable interest in each of his Accounts at all times.”

IX.

Effective as of March 28, 2005, Section 9.1 of the Plan is amended by replacing each and every reference to “$5,000” with “$1,000,” and Section 9.1(h) of the Plan is amended in its entirety to provide as follows:

“(h) If the value of the balance in a Participant’s Accounts is $1,000 or less, then the Participant’s entire account balance shall be immediately distributed in a single lump sum payment.”

X.

Effective as of January 1, 2004, Section 10.1(f) of the Plan is amended in its entirety to provide as follows:

“(f) A Participant who has attained age fifty-nine and one-half may withdraw from his Before-Tax Account, Catch-Up Contribution Account and Incentive Contribution Subaccount, on a pro rata basis, an amount not exceeding the then aggregate value of such Accounts and Subaccount.”

XI.

Effective as of January 1, 2004, Section 10.1(g) of the Plan is amended in its entirety to provide as follows:

“(g) A Participant who has a financial hardship, as determined by the Committee, and who has made all available withdrawals pursuant to the Paragraphs above and pursuant to the provisions of any other plans of the Employer and any Controlled Entities of which he is a member and who has obtained all available loans pursuant to Article XI and pursuant to the provisions of any other plans of the Employer and any Controlled Entities of which he is a member may withdraw from his Before-Tax Account and Catch-Up Contribution Account an amount not to exceed the lesser of (1) the balance of such Accounts or (2) the amount determined by the Committee as being available for withdrawal pursuant to this Paragraph. For purposes of this Paragraph, financial hardship shall mean the immediate and heavy financial needs of the Participant. A withdrawal based upon financial hardship pursuant to this Paragraph shall not exceed the amount required to meet the immediate financial need created by the hardship. The amount required to meet the immediate financial need may include any amounts necessary to pay any federal, state, or local income taxes or penalties reasonably anticipated to result from the distribution. The determination of the existence of a Participant’s financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made by the Committee. The decision of the Committee shall be final and binding, provided that all Participants similarly situated shall be treated in a uniform and nondiscriminatory manner. A withdrawal shall be deemed to be made on account of an immediate and heavy financial need of a Participant if the withdrawal is for:

(1) Expenses for medical care described in Section 213(d) of the Code previously incurred by the Participant, the Participant’s spouse, or any dependents of the Participant (as defined in Section 152 of the Code) or necessary for those persons to obtain medical care described in Section 213(d) of the Code and not reimbursed or reimbursable by insurance;

(2) Costs directly related to the purchase of a principal residence of the Participant (excluding mortgage payments);

(3) Payment of tuition and related educational fees, and room and board expenses, for the next twelve months of post-secondary education for the Participant or the Participant’s spouse, children, or dependents (as defined in Section 152 of the Code);

(4) Payments necessary to prevent the eviction of the Participant from his principal residence or foreclosure on the mortgage of the Participant’s principal residence; or

(5) Such other financial needs that the Commissioner of Internal Revenue may deem to be immediate and heavy financial needs through the publication of revenue rulings, notices, and other documents of general applicability.

The above notwithstanding, (1) withdrawals under this Paragraph shall be limited to the sum of the Participant’s Before-Tax Contributions and catch-up contributions pursuant to Section 3.10,

plus income allocable to the Participant’s Before-Tax Contributions credited to the Participant’s Before-Tax Account as of December 31, 1988, less any previous withdrawals of such amounts, and (2) Employer Contributions utilized to satisfy the restrictions set forth in Section 3.1(e), and income allocable thereto, shall not be subject to withdrawal. A Participant who receives a distribution pursuant to this Paragraph on account of hardship shall be prohibited from making elective deferrals and employee contributions under this and all other plans maintained by the Employer or any Controlled Entity for six months after receipt of the distribution.”

XII.

Effective as of April 1, 2005, Section 10.2(b) of the Plan is amended in its entirety to provide as follows:

“(b) Notwithstanding the provisions of this Article, (1) not more than one withdrawal pursuant to each of Paragraphs (c), (d), (e), and (f) of Section 10.1 may be made in any one Plan Year, (2) no withdrawal shall be made from an Account to the extent such Account has been pledged to secure a loan from the Plan, and (3) any portion of an Account that is invested in the VBO shall not be subject to withdrawal pursuant to any of the Paragraphs of Section 10.1.”

XIII.

Effective as of June 1, 2005, a new Section 11.4(c) is added to the Plan to provide as follows:

“(c) The actual and reasonable expenses incurred by the Plan (including attorneys’ fees) in connection with the documentation of a loan, the recording of security interests, the enforcement of the terms of the loan, and collection activities associated with any default may be charged to the borrowing Participant’s Accounts pursuant to uniform and nondiscriminatory policies established by the Committee from time to time.”

XIV.

Except as modified herein, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has caused this Amendment to the Plan to be executed this 31st day of May, 2005, effective as hereinbefore provided.

DYNEGY INC.

By:	/s/ J. Kevin Blodgett
Title:	Sr. Vice President, Human Resources